Exhibit 99.3

Sasol Limited Group CHIEF FINANCIAL OFFICER’S REVIEW Paul Victor, Chief Financial Officer KEY MESSAGES: Steering through volatile external markets Sustainably reducing our cost base through continuous improvement Allocating capital to enable value-based growth Protecting and strengthening the balance sheet Making digital a part of our DNA

Overview

2017 marked the start of an exciting era for Sasol, as we focused on driving value-based growth to enable us to deliver superior returns to our shareholders.

Steering through volatile external markets

Volatility in economic, political and social factors continued to add pressure to Sasol's results. Oil prices traded at an average of US$50/bbl on the back of geopolitical factors and the rand/US dollar exchange rate strengthened as global macro-economic dynamics overshadowed increased domestic political and economic risks. Both of these factors had a significant impact on our earnings. To mitigate the impact of financial risks on our business, we entered into various hedging contracts to protect the company against volatility in commodity prices, currencies and interest rate changes.

Against this backdrop, we showed great resilience and character: we delivered record production volumes at Secunda Synfuels of 7,83mt, and increased our production from our Eurasian Operations by 6%, due largely to management turnaround programmes to increase the efficiency of our operations. Earnings attributable to shareholders for the year ended 30 June increased by 54% to R20,4 billion from R13,2 billion in the prior year. Headline earnings per share (HEPS) decreased by 15% to R35,15 and earnings per share (EPS) increased by 54% to R33,36 compared to the prior year. The prior year EPS was negatively impacted by the R9,9 billion impairment of our Canadian shale gas assets. We continued to deliver a strong cost performance and managed to contain our cash fixed costs to below inflation in nominal terms, despite the additional once-off costs incurred due to the Mining strike. Through our continued focus on cost control and the commitment of our people, we achieved our Business Performance Enhancement Programme (BPEP) sustainable savings exit run-rate target of R5,4 billion per annum in 2017, a year earlier than planned. We have now closed out our BPEP programme, having achieved the targeted sustainable savings. Going forward we are committed to further drive continuous improvement to identify opportunities to sustainably drive down costs and deliver improved returns to our shareholders and stakeholders.

The cash flows generated from our robust foundation businesses will enable us to realise our growth aspirations in Southern Africa and North America. Our Lake Charles Chemicals Project (LCCP) in the US is of strategic importance to Sasol and will diversify our earnings base both from a geographic and product-slate perspective. The first units of the LCCP are on track to reach beneficial operation in the second half of calendar year 2018. The funding of the LCCP has been secured by using cash generated from our own operations and various borrowing facilities. The Production Sharing Agreement (PSA) project in Mozambique is progressing according to plan, with six of the 13 wells already drilled. We plan to use the gas from this project both in Mozambique and for our South African operations as we explore opportunities to operate in a lower-carbon economy and extend our gas-fed value chain operations to beyond 2034.

We expect Sasol's balance sheet to deleverage substantially over the next two years, and hence we are refining our capital allocation principles to guide how we allocate capital in a disciplined and transparent manner.

To ensure that we remain competitive and cost agile, we adopted a continuous improvement culture that aims to enhance our systems and capital allocation process to further reduce our cost base. This will be achieved by challenging ourselves to work smarter and more efficiently. The use of digital technologies and systems will be a key driver in achieving these efficiencies. We adopted a formal and focused digital initiative to align and guide the organisation forward. To ensure we can unlock maximum value, we engaged with partners who know the digital industry best. Digital technologies are transforming how we work and we aspire to deliver even more superior returns using these.

Operating profit up **31%**

Maintained investment grade credit rating

Capital expenditure **R60,3 billion**

Sasol Limited Group Market overview Global growth remained weak, with International Monetary Fund (IMF) estimates showing that world GDP growth slowed to 3,1% in the 2016 calendar year from 3,4% in the 2015 calendar year. Economic growth in the Eurozone and US was moderate, but broadly better than expected. While China’s economic growth stabilised, large emerging market economies such as Brazil and Russia experienced recessionary conditions. South Africa’s economy grew by only 0,3% in the 2016 calendar year, the slowest growth rate since 2009, mainly due to severe drought conditions, weak business and consumer confidence and policy uncertainty. Commodity and financial market volatility persisted throughout the financial year. The crude oil price averaged US$49,77 per price levels achieved. touching a high of US$56,30/bbl, a low of Chemical prices 80 60 Crude oil 20 0 (20) (40) (60) 180 150 120 90 60 30 07 08 09 10 11 12 13 14 15 16 17 Exchange rates Yearly average BFPBrent Product BFP rate was influenced by domestic political US$2,25/MMBtu in 2016. At 30 June 2017, rate expectations. From a long-term perspective, the rand/ MMBtu from US$2,94/MMBtu at 30 June to be slightly undervalued. Despite this, currency volatility. These risks include an 8 6 0 risk perceptions. 07 08 09 10 11 12 13 14 15 16 17 Chemical prices In South Africa, chemicals prices showed 0 07 08 09 l0 ll l2 l3 l4 l5 l6 l7 Yearly average Rate applicable to Average monthly (US$MMBtu) (US$/bbl) (US$l=R) Crude oil which we sell our Base Chemicals products, had a positive impact on the overall sales barrel (/bbl) for the 2017 financial year, US$40,26/bbl, and closing at US$47,39/bbl(expressed as a percentage of July 1997) on 30 June 2017. This compares to an average70 of US$43,37/bbl for 2016.50 40 30 10 (10) (30) (50) 07 08 09 10 11 12 13 14 15 16 17 Solvents Polymers Brent 0 During 2017, the rand/US dollar exchange Gas prices rate averaged R13,61/US$. The exchange Gas prices in North America remaineddevelopments, sovereign credit rating depressed. In 2017, gas prices averageddowngrades, an uptick in export commodity US$3,00/million British thermal units prices, improved emerging market risk (MMBtu) relative to the very low average of perceptions and domestic and US interest the spot Henry Hub gas price was US$2,98/ 2016.US dollar exchange rate is still considered Henry Hub gas prices the rand still faces a number of global and 10domestic risks that could lead to ongoing uncertain political environment, sovereign credit rating developments, the strength and 4 sustainability of the recent global upturn, key 2 commodity price trends, the domestic and US interest rate cycles and emerging market Rand/US dollar exchange rate l8 The continued softness in oil prices and l5 feedstock costs for most of the chemical l2 value chain led to corresponding softness 9 in chemical sales prices. However, strong 6 demand for chemicals supported margins. 3 continued resilience when compared to the decline in average crude oil prices. Global and(fuel sales)fuel salesexchange rate local demand/supply dynamics, as well as the competitive forces at play in markets within BRENT DATED AVERAGE CRUDE OIL PRICES 2017 $50 2016 $43 2015 $73

Key risks impacting our financial performance In order to assess the impact of the operating environment on our business, it is important to understand those factors that affect the delivery of our results. KEY FINANCIAL RISKS AFFECTING OUR PERFORMANCE KEY PERFORMANCE INDICATORS Financial landscape impact on our debt profile NET DEBT EARNINGS GROWTH EBITDA prices ETURN N INVESTED CAPITAL GEARING Sasol’s integrated risk management process has enabled us to remain resilient in the volatile macro-economic environment. We closely monitor the progress of our strategic objectives by considering and planning for various likely financial scenarios in determining whether the risk is within the limits of our risk tolerance and risk appetite as well as testing the robustness of our mitigation actions. Financial performance Overall in 2017, Sasol has delivered a strong business performance across most of the value chain, with our Secunda Synfuels Operations (SSO) reporting record volumes and our Eurasian Operations delivering their highest production volumes since 2015. Continued volatility in the macro-economic environment, particularly the stronger rand and low oil price, adversely impacted our financial performance. Earnings attributable to shareholders for the year ended 30 June increased by 54% to R20,4 billion from R13,2 billion in the prior year. Headline earnings per share (HEPS) decreased by 15% to R35,15 and earnings per share (EPS) increased by 54% to R33,36 compared to the prior year. The prior year EPS was negatively impacted by the R9,9 billion impairment of our Canadian shale gas assets. Profit attributable to shareholders (R billion) Headline earnings per share (Rand per share) Earnings per share (Rand per share) 60 50 40 30 20 10 0 70 60 50 40 30 20 10 0 60 50 40 30 20 10 0 Jun 13 Jun 14 Jun 15 Jun 16 Jun 17 13 14 15 16 17 13 14 15 16 17 Headline earnings per share Earnings per share Profit attributable to shareholders Earnings per share R O TO • Current economic climate • Credit market risk and its • Volatile markets and exchanges rates • Crude oil, gas and chemical • Executing on capital projects • Improving our cost base given inflationary pressures • Tax risk Quality-based earnings growth Target: 8% US dollar EBIT growth Net debt-to-EBITDA Target: Net debt-to-EBITDA ratio of <2,0 times Gearing Target: Achieve a gearing level of 20% to 40% (Temporarily lifted to 44% until the end of 2018) Return on invested capital Target: Capital portfolio to deliver return on capital invested of 18,3% in rand terms GROW SHAREHOLDER VALUE SUSTAINABLY

Sasol Limited Group Included in remeasurement items is a partial impairment of our US Gas-to-Liquids (GTL) project amounting to R1,7 billion (US$130 million) due to the uncertainty around the probability and timing of project execution and the reversal of a partial impairment of the Lake Charles Chemicals Project (LCCP) amounting to R0,8 billion (US$65 million), which resulted from lower spot discount rates and the extension of the useful life of the project to 50 years. The highlights of our operational performance can be summarised as follows: • SSO increased production volumes by 1% to a record 7,83 million tons; • Natref production volumes decreased by 5%. Plant shutdowns during the first half of the year contributed to a 3% decrease in production volumes and unplanned downtime during May 2017 led to a 2% reduction in production volumes; • Our Eurasian Operations increased production volumes by 6% due to stronger product demand; • ORYX GTL achieved a utilisation rate of 95%, compared to 81% in the previous year, which is higher than market guidance; • Our Performance Chemicals business reported a 2% increase in sales volumes, which is at the upper end of our market guidance, mainly as a result of stronger demand and improved plant stability; • Our Base Chemicals sales volumes increased by 3%, slightly below market guidance, due to extended shutdowns at our Chlor Vinyls and Polypropylene plants and a fire at a third party warehouse; and • Liquid fuels sales volumes in our Energy business decreased by 2% due to a greater portion of production volumes from SSO being allocated to our higher margin yielding chemical businesses and lower Natref production volumes. Excluding the effect of the Natref downtime and lower allocated volumes from SSO, our liquid fuels sales volumes increased by 1%. The decrease in the effective corporate tax rate from 36,6% to 28,3% was mainly as a result of the R9,9 billion partial impairment of our Canadian shale gas assets in the prior year. The adjusted effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 26,5% compared to 28,2% in the prior year. Profit from operations - price volume variance analysis 35 000 30 000 25 000 20 000 15 000 10 000 5 000 0 2016 Exchange rate Crude oil and product prices Once-off items and year-end adjustments Sales volumes 2017 Our cash flow generation and utilisation We apply cash generated from operating activities to repay our debt and tax commitments and then provide a return to our shareholders in the form of dividends. Cash generated by operating activities Cash generated by operating activities decreased by 19% to R44,1 billion compared with R54,7 billion in the prior year. Our net cash position decreased significantly by 44%, from R52,2 billion in June 2016 to R29,3 billion as at 30 June 2017, mainly due to the funding of the LCCP and the effect of a stronger closing rand/US dollar exchange rate. Cash generated by operating activities (R billion) 70 60 50 40 30 20 10 0 13 14 15 16 17 (R million) 1% 31 705 24 239 30% (38%) 38%

Capital investments

Over the past three years, we have made capital investments of R179 billion, of which R60,3 billion was invested in 2017. We focused our investment mainly in projects in South Africa, Mozambique and the United States, with some investments in Canada, Germany and Qatar. This relates primarily to the LCCP in the US and the Mozambican PSA project.

Additions to non-current assets (including capital accruals)
(R billion)


80
70
60
50
40
30
20
10
0
13
14
15
16
17
Growth
Sustenance

Capital investments by geographic region
(R billion)


50
45
40
35
30
25
20
15
10
5
0
South Africa
Europe
North America
Rest of Africa
2015
2016
2017

Our capital investment in South Africa was R17 billion in 2017, which is approximately 28% of the total capital investment for the year. Further details of additions to our non-current assets is provided in notes 16 and 17 to our Annual Financial Statements.

Cash utilisation

In 2017, the cash outflow of our capital investment programme exceeded the cash retained from operating activities by R28 billion.

Cash utilisation
(R billion)


80
70
60
50
40
30
20
10
0
13
14
15
16
17
Cash retained from operating activities
Additions to non-current assets

Managing our funding plan, debt profile and credit rating

Funding

We have prioritised our growth aspirations as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. Following the completion of the LCCP, we expect our gearing to reduce and we have sufficient headroom in our balance sheet to fund these opportunities, and provide a buffer against volatilities.

Solvency and liquidity

Currently the group is maintaining a positive cash position, conserving the group's cash resources through a renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and short- and long-term borrowings. We maintain adequate banking facilities and reserve borrowing capacities. The Sasol group is in compliance with all of the financial covenants of its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future.

We believe that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead.

Sasol Limited Group Debt profile Our long-term capital expansion projects are financed by a combination of floating and fixed-rate long-term debt, as well as internally generated funds. We endeavour to match debt to the currency of the underlying revenue generation. Net debt increased by R26 344 million in 2017, from R30 166 million at the end of 2016. This was mainly due to the funding of the LCCP. Our debt was made up as follows: Net debt: EBITDA (times) 2,5 2,0 1,5 1,0 0,5 0,0 (0,5) 1,13 Net debt: EBITDA Threshold* Total debt to EBITDA (R million) 90 000 80 000 70 000 60 000 50 000 40 000 30 000 20 000 10 000 0 2,1 1,6 1,1 0,6 The average tenure of our debt portfolio is eight years. Our debt comprises different instruments, which bear interest at a floating or a fixed rate. To mitigate our interest rate risk, we use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed-rate debt to manage the composition of our portfolio. In July 2015, we entered into an interest rate swap to convert 50% of the US$4 billion term loan facility incurred by Sasol Chemicals (USA) LLC (to part fund the capital expenditure of the LCCP) from a variable to a fixed rate. Our debt profile at 30 June analysed by currency was: 0,1 -0,4 13 14 1516 17 Total debt (R million) Total debt to EBITDA (times) We have implemented a dynamic funding plan which is based on our latest assumptions and capital requirements. We review the plan on an ongoing basis and report on it to the Audit Committee to ensure that we have sufficient liquidity and headroom on the balance sheet in the foreseeable future. Credit ratings Our credit rating is influenced by some of our more significant risks. These include crude oil price volatility, movements in the sovereign credit rating of South Africa, our investments in developing countries and their particular associated economic risks, the potential for significant debt increase and the execution challenges associated with a number of our planned growth projects if they materialise simultaneously, as well as the risks arising from potential increases in capital costs associated with these projects. In April 2017, S&P downgraded South Africa’s sovereign credit rating from BBB-investment grade to BB+ with a negative outlook. Based on Sasol’s exposure to the political and economic risks of South Africa, the company’s long-and short-term foreign currency corporate rating was downgraded from BBB/A-2 to BBB-/A-3 with a stable outlook. Similarly, Moody’s Investors Service downgraded Sasol’s long-term issuer rating to Baa3 (negative outlook) from Baa2 (negative outlook), and raised the national scale issuer rating to Aaa.za from Aa1.za in June 2017. As we execute our growth initiatives in the US, we expect that our debt exposure will be biased towards the US dollar, matching the currency in which marginal revenues will be earned. 2017 Rm % 2016 Rm% Rand US dollar Euro Other 20 922 25 59 39170 3 063 4 7771 20 13825 58 686 73 4731 854 1 Total debt 84 153100 80 151 100 2017 Rm 20162015 RmRm Long-term debt Short-term debt Bank overdraft 81 405 2 625 123 79 87742 066 138534 136319 Total debt Less cash (excluding cash restricted for use) 84 153 27 643 80 151 42 919 49 985 48 329 Net debt/(cash) 56 510 30 166(5 410) Increase in funding (proceeds minus repayments of debt) 9 536 30 420 13 286 0,56 (0,09) 1516 17

Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA is essentially complete and is on track for start-up during the second half of the 2017 calendar year. Our strategic R14,0 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol’s strategy to operate its Southern African facilities until 2050, is nearing completion. The development of the Production Sharing Agreement (PSA) licence area remains on budget and schedule. We have successfully drilled and tested four oil wells and two gas wells, and captured 3D seismic over parts of the PSA. Managing costs We continued to drive our cost containment programme. The strong cost performance was achieved by an accelerated sustainable delivery of our BPEP and RP. Our BPEP achieved sustainable cost savings of R5,4 billion in 2017, a year earlier than expected. This was enabled through focused management actions and the accelerated delivery on certain key levers. We will close out the BPEP and track the sustainable savings on key elements, such as headcount, to ensure that we do not diminish the savings achieved. We will also apply the same amount of diligence to our low oil price RP. Embracing digital technology to drive effectiveness and efficiency To improve effectiveness and efficiency in how we do business, we are focused on using technology to redefine our customer experiences, improve operational efficiency, and embed digital advantages throughout Sasol’s business. To embrace digital in the company, we are evaluating our resources and capabilities to ensure that we can deliver on the digital roadmap for Sasol. We have started to implement digital solutions in some areas of our business. These include our supply chain function and our digital catalyst pilot which is aimed at transforming how our chemicals customers do business with us across the full value chain. Our objective is to embed digital across our value chain to improve the effectiveness and efficiency of our operations, whilst ensuring we remain within our risk and governance structures. Delivering on our growth projects Our rigorous focus on capital discipline and the implementation of our capital allocation framework in 2017 assisted us to optimise our capital expenditure and ensure that the project pipeline is focused and value accretive for our shareholders. The Capital Investment Committee played a significant role in reviewing the project pipeline and opportunities for growth and expansion against stringent criteria. Our near-to-medium-term strategy focuses on two regions: Southern Africa and North America. Therefore, our focus remains on the execution of our world-scale ethane cracker and derivatives complex – the LCCP – in the United States (US) as well as further developing our footprint in Mozambique. Overall construction on the LCCP continues on all fronts, with most engineering and procurement activities nearing completion. At 30 June 2017, capital expenditure amounted to US$7,5 billion, and the overall project completion was 74%. The total forecasted capital cost for the project remains within the approved US$11 billion budget and project progress is tracking the approved schedule. This budget includes a contingency which, measured against industry norms for this stage of project completion, is considered sufficient to effectively complete the project to beneficial operation (BO) within the approved budget. Various savings opportunities have been identified and are continuously being implemented to mitigate project risks. Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the budget. We continue to monitor the economics of the project against the backdrop of a challenging macro-economic environment. We rely extensively on the views of independent market consultants in formulating our views on our long-term assumptions. Their views differ significantly from period to period, which again is indicative of the volatility in the market. For these reasons, the internal rate of return (IRR) for the LCCP, based on these different sets of price assumptions, varies between a range of returns which is both higher and lower than our weighted average cost of capital (WACC). At spot market prices, using the last quarter of 2017 as a reference, the IRR is between 8% to 8,5%. We are of the view that limited structural changes have occurred to market fundamentals since February 2017, when we last published the expected long-term IRR of the project, hence, based on our assessment, we are of the view that the IRR is in a range of 7% to 8% (Sasol WACC at 8% in US$ terms) based on conservative ethane prices. The cracker, however, remains cost competitive and is at the lower end of the cost curve for ethylene producers. We will continue to focus on factors that we can control, which are progressing the cost and schedule of the project according to plan.

Sasol Limited Group

Analysing our shareholding and returns to shareholders

Shareholding

Sasol's shareholder base consists primarily of large institutional shareholders, as well as a significant number of value investors. The top 20 shareholders collectively own more than 60% of Sasol's outstanding shares. Approximately two-thirds of our shareholder base is in South Africa.

Total shareholder return

We return value to our shareholders by way of both dividends and share price appreciation.

Total shareholder return (TSR) is a measure of the performance of the company's shares over time, and combines both share price appreciation and dividends paid to indicate the total return to a shareholder over the period. Sasol's TSR for the five-year period ending 30 June 2017 was 38% in rand terms and a negative 37% in US dollar terms, which is in the mid-range of our peers.

The performance of the share price over this period was influenced by a combination of factors which we could control (directly related to improved operational efficiency and various cost containment initiatives) as well as factors beyond our control, such as market sentiment and the partial recovery of the global economy following the 2008 economic crisis and continuous macro-economic uncertainties. The volatility of the crude oil price, coupled with the rand/US dollar exchange rate, further contributed to the lower share price performance.

To address this, the company has put a number of measures in place to:

- improve project execution by implementing lessons learnt from previous projects;
- actively manage the balance sheet to address external volatility;
- focus on continuous improvement to address the structural shift in the energy price by improving the efficiency of our operations; and
- work with the government and other stakeholders to manage the impact of regulations on Sasol's South African business.

Dividends

Our dividend policy is to pay dividends within a dividend cover range based on HEPS. Taking into account the current volatile macro-economic environment, capital investment plans, our cash-conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross dividend of R12,60 per share (15% lower compared to the prior period). The dividend declared is in accordance with our dividend cover policy of 2,2x to 2,8x of annual HEPS.

The dividend demonstrates our commitment to return value to shareholders through dividend payments.

P Victor
Chief Financial Officer